UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2019

Commission File Number: 001-36563

Orion Engineered Carbons S.A.
(Translation of registrant’s name into English)

6, Route de Trèves
L-2633 Senningerberg (Municipality of Niederanven)
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Orion Engineered Carbons S.A. (the “Company”) announces that it will hold its Annual General Meeting of Shareholders on April 16, 2019. The Company will also hold an Extraordinary General Meeting of Shareholders on April 16, 2019. The Company has established March 11, 2019, as the record date for both meetings. The convening notice and agendas for the meetings are attached as Exhibit 99.1.
In connection with the Extraordinary General Meeting of Shareholders of the Company, which will be held on April 16, 2019, attached hereto are the following:
as Exhibit 99.2, the proposed amendment of the articles of association of the Company;
as Exhibit 99.3, a press release with regard to the partial renewal of the Company’s authorized share capital concerning up to five million shares under Article 6 of the Company’s articles of association for a period of five years from the date of publication of the resolution and respective amendment of the Company’s articles of association; and
as Exhibit 99.4, report of the Board of Directors of the Company to the General Meeting of Shareholders with respect to the waiver of preferential rights of shareholders in the framework of the partial renewal of the Company´s authorized capital.
On February 28, 2019, the Company issued a press release announcing the declaration of interim dividends, a copy of which is attached as Exhibit 99.5 hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orion Engineered Carbons S.A.
By:	/s/ Charles Herlinger
	Name:	Charles Herlinger
	Title:	Chief Financial Officer

Date: February 28, 2019

EXHIBIT INDEX

Exhibit No.	Description

99.1	convening notice and agendas for Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders to be held on April 16, 2019.

99.2	proposed amendment of the articles of association of the Company;

99.3	a press release with regard to the partial renewal of the Company’s authorized share capital under to Article 6 of the Company’s articles of association

99.4
report of the Board of Directors of the Company to the General Meeting of Shareholders with respect to the waiver of preferential rights of shareholders in the framework of the partial renewal of the Company´s authorized capital.

99.5	press release of Orion Engineered Carbons S.A. with regard to interim dividends, dated February 28, 2019.